SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2012
05 REGISTRATIONS BRANCH

UNI
SECU ITIES AND I
Washing

12012313

BB 3/5 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66313

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PANAMERICAN CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

745 FIFTH AVENUE SUITE 1406
(No. and Street)

NEW YORK (City) NY (State) 10151 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID STONE 212-752-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HERTZ, HERSON & COMPANY LLP
(Name – *if individual, state last, first, middle name*)

477 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AP 3/15

OATH OR AFFIRMATION

I, DAVID STONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PANAMERICAN CAPITAL SECURITIES, LLC, as of DECEMBER 31ST, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRISTINA DE LA MAZA
Notary Public, State of New York
No. 01DE6167217
Qualified in King County
Commission Expires May 29, 2015

Signature

MANAGER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT ON

PANAMERICAN CAPITAL SECURITIES, LLC

DECEMBER 31, 2011

HERTZ | HERSON & COMPANY LLP
Certified Public Accountants

TABLE OF CONTENTS

PANAMERICAN CAPITAL SECURITIES, LLC
DECEMBER 31, 2011

HERTZ | HERSON & COMPANY LLP
Certified Public Accountants

477 Madison Avenue
New York, NY 10022
212.686.7160

INDEPENDENT AUDITORS' REPORT

To the Member of
Panamerican Capital Securities, LLC
745 Fifth Avenue, Suite 1406
New York, NY 10151

We have audited the accompanying statement of financial condition of Panamerican Capital Securities, LLC as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Panamerican Capital Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Hertz, Herson + Company, LLP

New York, New York
February 22, 2012

PANAMERICAN CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2011

ASSETS

Cash	$	46,702
Prepaid expenses		1,010
TOTAL ASSETS	$	47,712

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	6,075
Due to member - Note D		5,614
Total Liabilities		11,689
Member's Equity		36,023
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	47,712

The accompanying notes are an integral part of the financial statements and should be read in conjunction therewith.

PANAMERICAN CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2011

Nature of Operations and Capitalization of the Company

Panamerican Capital Securities, LLC (the "Company") was organized on November 6, 2003 in the state of New York as a limited liability company. The Company is wholly-owned by Panamerican Capital Partners, LLC (the "Parent"). The primary business of the Company is that of assisting and counseling in private placements of securities. The Company became a registered broker-dealer effective June 21, 2004 and is subject to regulation by the Securities Exchange Commission ("SEC") and the Financial Industry Regulation Authority, Inc.

Note A - Summary of Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition (the "financial statement") in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from estimated amounts.

Credit Risk

In the normal course of business, the Company is exposed to risk of loss from the inability of clients to pay fees owed the Company for services provided. However, the Company mitigates this risk by obtaining engagement letters or agreements for services to be provided. The Company historically has not incurred any losses from its clients' inability to pay fees owed the Company.

Uninsured Cash Balances

The Company maintains cash balances at a financial institution, which are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. Effective December 31, 2010, the FDIC amended its deposit insurance regulations to provide for unlimited deposit insurance of non-interest-bearing transaction deposit accounts through December 31, 2012. There were no cash balances in excess of insured amounts as at December 31, 2011.

Subsequent Events

The Company evaluates events and transactions occurring subsequent to the date of the financial statement for matters requiring recognition or disclosure in the financial statements. The accompanying financial statement considers events through February 22, 2012, the date on which the financial statement was available to be issued.

Note B – Advisory Fee Contracts

On April 1, 2011, the Company entered into an advisory agreement with a client, whereby the Company will provide advice and counsel, including evaluation, suitability, potential equity providers and prices as regards transactions to be proposed. Total advisory fees to be earned by the Company under the agreement are $235,000, payable by the client in installments, as defined therein, through December 31, 2013.

On October 17, 2011, the Company entered into an advisory agreement with another client, whereby the Company will act as the client's financial advisor in raising capital for the client's expansion projects. A success fee of 5% of the total capital raised will be paid to the Company at financial close, as defined in the agreement.

Note C - Income Taxes

The Company, as a wholly-owned subsidiary of the Parent, is a single member limited liability company and, as such, under the provisions of the Internal Revenue Code and comparable state and local regulations, is not recognized as a taxable entity and does not pay federal, state or local income taxes on its income. Instead, the Parent reports the Company's transactions of income on the Parent's income tax returns. Accordingly, no federal, state or local income taxes have been provided.

Note D - Expense Sharing Agreement

The Company has entered into an expense sharing agreement with its Parent for administrative services, which includes payroll, occupancy and communications. The balance due to the member for these services as at December 31, 2011 was $5,614.

Note E - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2011, the Company had net capital, as defined, of $35,013, which was $30,013 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .33 to 1.